EZPZ Video – FWP Filing

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Ready to make investing in crypto #EZPZ without the hassle of owning coins directly?

To learn more visit https://www.franklintempleton.com/tools-and-resources/lit-preview/41786/SINGLCLASS/franklin-crypto-index-etf#prospectus

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2 Coins
Offers exposure to bitcoin and ether
with potential to add new digital assets
as they become eligible
FRANKLIN
TEMPLETON


1 Trade
Enables investors to add crypto exposure to their traditional brokerage account
FRANKLIN TEMPLETON


0 Fees
Waived until August 29, 2025, and 19 basis points thereafter
FRANKLIN TEMPLETON

The Underlying Index, as well as the index prices used to calculate the value of the Fund's Digital Assets have limited performance history and may be volatile, and could experience calculation or other errors, in which case the Underlying Index price could fail to track the Digital Asset prices, which could adversely affect the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Bitcoin or Ethereum blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than bitcoin, ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Assets price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amounts of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor's Fee and other Fund expenses including costs incurred in connection with rebalancing/reconstitutions of the Fund's investments in accordance with the Underlying Index. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Digital Assets Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Digital Assets may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The Fund will seek to add additional digital assets if the Underlying Index adds them. Due to potential timing differences in related regulatory approvals, **the Fund performance may differ significantly from the Underlying Index performance** during any times when the Fund is not yet invested in these additional digital assets.

The Fund seeks to provide investment results that correspond to the Digital Assets exposure of the Underlying Index, and **will not speculatively trade Digital Assets** based on price movements.